NO ACT

1-25-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10011172

March 29, 2010

Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

Received SEC
MAR 29 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-29-10

Re: Omnicom Group Inc.
Incoming letter dated January 25, 2010

Dear Mr. O'Brien:

This is in response to your letter dated January 25, 2010 concerning the shareholder proposal submitted to Omnicom by John Chevedden. We also have received letters from the proponent dated February 4, 2010 and March 23, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 29, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Omnicom Group Inc.
Incoming letter dated January 25, 2010

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in Omnicom's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws.

We are unable to concur in your view that Omnicom may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Omnicom may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Omnicom may exclude the proposal under rule 14a-8(i)(2). In our view, the proposal would not require Omnicom to amend a charter or bylaw provision if doing so would violate applicable state law. Accordingly, we do not believe that Omnicom may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Omnicom may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the supporting statement is materially false or misleading. Accordingly, we do not believe that Omnicom may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Omnicom may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal, as the proposal does not require the Omnicom board of directors to unilaterally amend the company's bylaws. Accordingly, we do not believe that Omnicom may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 4, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 John Chevedden's Rule 14a-8 Proposal
Omnicom Group Inc. (OMC)
Simple Majority Vote Topic

Ladies and Gentlemen:

This responds to the January 25, 2010 request to block this rule 14a-8 proposal.

The company requested a broker letter according to its November 25, 2009 letter. If the attached broker letter is not sufficient according to the company demand then the company submitted a defective demand. The company does not claim that the broker letter is contrary to the attached *The Hain Celestial Group, Inc.* (October 1, 2008) precedent.

The company i-2 claim is dependent on removing the highlighted text from the rule 14a-8 proposal:
RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal *in compliance with applicable laws.*

The company i-6 claim is superfluous and dependent on the company i-2 claim.

The company i-3 claim is without merit because it is clear that for a ballot item requiring a two-thirds vote in which there is total vote of approximately 67%, that a 1% minority vote will frustrate the overwhelming 66%.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Michael O'Brien <Michael.OBrien@omnicomgroup.com>

RAM TRUST SERVICES

December 4, 2009

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom it May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held in his account at Ram Trust Services. Please accept this letter as confirmation that John Chevedden has continuously held no less than 150 shares of the following security since November 20, 2008:

- Omnicom Group (OMC)

I hope this information is helpful and please feel free to contact me via telephone or email if you have any questions (direct line: (207) 553-2923 or email: mpage@ramtrust.com). I am available Monday through Friday, 8:00 a.m. to 5:00 p.m. EST.

Sincerely,



Meghan M. Page
Assistant Portfolio Manager

Post-it® Fax Note 7671		Date 12-4-09	# of pages ▶
To Michael O'Brien		From John Chevedden	
Co./Dept.		Co.	
Phone #		Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-415-3530		Fax #	

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

October 1, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Hain Celestial Group, Inc.
Incoming letter dated July 31, 2008

The proposal relates to a change in jurisdiction of incorporation.

We are unable to concur in your view that The Hain Celestial Group may exclude the proposal under rules 14a-8(b) and 14a-8(f). After further consideration and consultation, we are now of the view that a written statement from an introducing broker-dealer constitutes a written statement from the "record" holder of securities, as that term is used in rule 14a-8(b)(2)(i). For purposes of the preceding sentence, an introducing broker-dealer is a broker-dealer that is not itself a participant of a registered clearing agency but clears its customers' trades through and establishes accounts on behalf of its customers at a broker-dealer that is a participant of a registered clearing agency and that carries such accounts on a fully disclosed basis. Because of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer is able to verify its customers' beneficial ownership. Accordingly, we do not believe that The Hain Celestial Group may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

William A. Hines
Special Counsel

[OMC: Rule 14a-8 Proposal, November 21, 2009]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes each 67% supermajority provision in our charter and bylaws.

Currently a 1%-minority can frustrate a 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" for our directors and "Moderate Concern" for executive pay. There was no stock ownership requirement for our executives and 10X base salary was appropriate. For annual performance-based pay awards our company did not use certain routine quantifiable metrics and used subjective determinants.

Bonuses to named executive officers were entirely at the discretion of the executive pay committee. Our company used a mix of restricted stock and stock options, which were granted at the discretion of the executive pay committee. This was illustrated by the $41 million in total realized pay received by our CEO John Wren in two years and was bolstered by almost $30 million in value realized on his exercising options.

Our directors Susan Denison, John Murphy, Leonard Coleman, John Wren, Bruce Crawford, John Purcell and Gary Roubos had 12 to 23-years long-tenure – independence concern. Such long-tenured directors were assigned to 7 of 16 seats on our most important board committees. Plus the executive pay and nomination committees were chaired by directors with 23-years tenure: John Purcell and Gary Roubos. Three directors were age 75 to 80 – succession-planning concern. Our board was the only significant directorship for six of our directors. This could indicate a lack of current transferable director experience for half of our board.

We also had no shareholder right to call a special meeting, act by written consent, cumulative voting, an independent board chairman or a lead director. One yes-vote from our 310 million shares is enough to elect each of our directors. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

March 23, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 John Chevedden's Rule 14a-8 Proposal
Omnicom Group Inc. (OMC)
Simple Majority Vote Topic

Ladies and Gentlemen:

This further responds to the January 25, 2010 request to block this rule 14a-8 proposal.

Ram Trust Services recently confirmed that they are a Maine chartered non-depository trust company, and that they do in fact directly hold my shares in an account (under the name Ram Trust Services) with Northern Trust. For purposes of Rule 14a-8, Ram Trust Services is the record holder of my securities.

The company failed to provide any precedent of a rule 14a-8 proposal being blocked, where the deciding issue was whether the ownership letter came from the record holder, and the company did not advise the proponent of any opportunity to clarify or correct this.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Michael O'Brien <Michael.OBrien@omnicomgroup.com>

Omnicom Group Inc.

January 25, 2010

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal to Omnicom Group Inc. from John Chevedden**

Ladies and Gentlemen:

This letter is submitted pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Omnicom Group Inc. (the "Company") has received a shareholder proposal and supporting statement, attached hereto as Exhibit A (the "Proposal"), from John Chevedden (the "Proponent") for inclusion in the Company's proxy statement for its 2010 annual meeting of shareholders. To the extent that the reasons for exclusion of the Proposal from the Company's 2010 proxy materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the State of New York. Such opinions are limited to the law of the State of New York and the federal law of the United States.

The Company hereby advises the staff (the "Staff") of the Division of Corporation Finance that it intends to exclude the Proposal from its 2010 proxy materials. The Company respectfully requests confirmation from the Staff that no enforcement action will be recommended if the Company excludes the Proposal on the following grounds:

(i) pursuant to Rules 14a-8(b) and 14a-8(f), as the Proponent has failed to verify sufficient ownership of Company's securities;

(ii) pursuant to Rule 14a-8(i)(2), as implementation of the Proposal would cause the Company to violate state law;

(iii) pursuant to Rule 14a-8(i)(6), as the Company lacks the power or authority to implement the Proposal; and

(iv) pursuant to Rule 14a-8(i)(3), as the supporting statement submitted by the Proponent in conjunction with the Proposal is materially false and misleading in violation of Rule 14a-9.

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; (ii) the Proponent's letter submitting the Proposal; and (iii) the Company's notice of procedural defect letter, attached hereto as Exhibit B, sent to the Proponent on November 25,

2009, via both overnight courier and electronic mail to the address provided in the Proponent's letter.

The Company intends to file its definitive 2010 proxy materials with the Commission no earlier than April 15, 2010. Accordingly, pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its 2010 proxy materials.

I. Grounds for Exclusion

The Company intends to exclude this Proposal from its 2010 proxy materials and respectfully requests that the Staff concur that the Company may exclude the Proposal on the following grounds.

A. The Proposal may be excluded pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent failed to verify sufficient ownership of the Company's securities after receiving notification of deficiency from the Company

The Company respectfully submits that the Proposal may be properly excluded from the Company's 2010 proxy materials pursuant to (i) Rule 14a-8(b), which requires the Proponent to demonstrate continuous ownership of at least $2,000 in market value or 1% of the Company's securities for one year by the date the Proposal was submitted; and (ii) Rule 14a-8(f), which authorizes exclusion of the Proposal from the Company's proxy materials if the Company has notified the Proponent of the Proponent's failure to follow applicable eligibility or procedural requirements and the Proponent failed to correct that deficiency within 14 days from the date the Proponent received the Company's notification. In particular, the Proposal does not contain any verification of the Proponent's beneficial ownership of the Company's securities, and the Proponent's response to the Company's request for verification of the Proponent's beneficial ownership failed to establish such beneficial ownership. As a result, the Proposal is contrary to the Commission's proxy rules and may properly be excluded under Rules 14a-8(b) and 14a-8(f).

The Proponent submitted the Proposal to the Company via electronic mail on November 21, 2009. The Proposal failed to include evidence demonstrating that the Proponent satisfied the eligibility requirements of Rule 14a-8(b). The Company has separately confirmed that, on that date, the Proponent did not appear in the records of the Company's transfer agent as a shareholder of record. Accordingly, in a letter to the Proponent sent on November 25, 2009 via overnight courier and electronic mail, and in accordance with Staff Legal Bulletin No. 14B, dated September 15, 2004 ("SLB 14B"), the Company notified the Proponent of the eligibility requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Proponent should correct the deficiency in the Proposal within 14 days of its receipt of the Company's letter. In addition, the Company enclosed with its letter a copy of Rule 14a-8, in accordance with SLB 14B.

On December 4, 2009, the Company received a letter from Ram Trust Services (the "Ram Trust Services Letter"), attached hereto as Exhibit C, in response to the Company's November 25 letter. The Ram Trust Services Letter purports to verify Proponent's eligibility by stating that the Proponent "has continuously held no less than 150 shares" of the Company's securities since November 20, 2008 in his account at Ram Trust Services. However, Wells Fargo Shareowner Services, in its capacity as the Company's transfer agent, conducted a search of the Company's stockholder records and determined that Ram Trust Services was not a registered holder of any shares of the Company's common stock on November 21, 2009, the day the Proposal was submitted. Wells Fargo Shareowner Services has provided written verification of its findings in a letter (the "Wells Fargo Letter") dated January 13, 2010, attached hereto as Exhibit D.

The Ram Trust Services Letter is insufficient to substantiate Proponent's continuous ownership of the minimum amount of securities. Pursuant to Staff Legal Bulletin No. 14, dated July 13, 2001 ("SLB 14"), a shareholder may substantiate ownership by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. SLB 14 specifies that a written statement from an investment advisor is insufficient because the "written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank" and that "unless the investment adviser is also the record holder, the statement would be insufficient under the rule." Here, as evidenced by the Wells Fargo Letter, Ram Trust Services was not a registered holder of the Company's common stock on the day the Proposal was submitted. Therefore, the Ram Trust Services Letter fails to substantiate Proponent's continuous ownership of the minimum amount of securities under Rule 14a-8(b)(2)(i). As a result, the Company may properly exclude the Proposal.

The Staff has repeatedly issued no-action relief to registrants where a proponent failed to respond to the registrant's request for documentary evidence supporting the proponent's claim that it has satisfied Rule 14a-8(b)'s beneficial ownership requirements. *See, e.g., KeyCorp* (avail. Jan. 9, 2009); *Eli Lilly and Company* (avail. Dec. 31, 2008); *General Electric Company* (avail. Dec. 31, 2008); *General Electric Company* (avail. Dec. 19, 2008); *Rentech, Inc.* (avail. Dec. 15, 2008); *AGL Resources Inc.* (avail. Jan. 11, 2008); *Ford Motor Co.* (avail. Jan. 8, 2008); and *Occidental Petroleum Corp.* (avail. Nov. 21, 2007).

Based on the foregoing, the Company respectfully requests that the Staff concur with the Company's view that it may exclude the Proposal from its 2010 proxy materials under Rule 14a-8(f)(1) because the Proponent has not satisfactorily substantiated his eligibility to submit the Proposal under Rule 14a-8(b).

B. The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate New York state law

In addition, Rule 14a-8(i)(2) permits the Company to exclude the Proposal because, if implemented, the Proposal would cause the Company to violate New York state law. The Proposal, if adopted, would cause the Company's Certificate of Incorporation to be in violation of Section 803 of the New York Business Corporation Law ("NYBCL"), which mandates that amendments to a certification of incorporation be adopted by a majority of all outstanding shareholders entitled to vote thereon at a meeting of shareholders. Therefore, the Company intends to exclude the Proposal.

The Proposal requests the Board of Directors to "take the steps necessary so that each shareholder voting requirement in [the Company's] charter and bylaws, that calls for a greater than simple majority vote, be changed to a *majority of the votes cast* for and against the proposal" (emphasis added). Currently, the Company's Certificate of Incorporation provides that the "affirmative vote of holders of two-thirds in voting power of the outstanding shares of stock of the corporation shall be required to approve . . . the amendment or repeal of Article Eighth or Article Ninth of this Certificate of Incorporation." If the Proposal is adopted, this provision would be amended so that the amendment or repeal of Article Eighth or Article Ninth may be accomplished by "a majority of the votes cast for and against the proposal." As described below, this revised provision would violate New York law.

Section 803 of the NYBCL provides that amendments to the Certificate of Incorporation must be initially authorized by the board of directors, "followed by a vote of a *majority of all outstanding shareholders* entitled to vote thereon at a meeting of shareholders" (emphasis added). The Proposal, if implemented, would purport to alter the voting standard required to amend Articles Eighth and Ninth beneath the statutory minimum required by Section 803 to "a majority of the *votes cast* for and against the proposal" (emphasis added). This would directly violate the "majority of all outstanding shares" requirement of Section 803. Accordingly, the Company believes that the Proposal may be properly excluded from the Company's 2010 proxy statement pursuant to Rule 14a-8(i)(2) because implementing the proposal would cause the Company to violate New York Law.

The Staff previously granted no-action relief in similar circumstances, where a proposal's adoption would have compelled the registrant to violate Section 803 of the NYBCL. *Xerox Corp.* (avail. Feb. 23, 2004); *see also Burlington Resources Inc.* (avail. Feb. 7, 2003); *AT&T Wireless* (avail. Jan. 24, 2003) (proposal requested changes to proxy relating to election of directors contrary to provisions of Delaware law); *International Business Machines Corporation* (avail. Jan. 27, 1999) (proposal would result in shareholders giving up right to discretionary proxy in contravention of New York law); *The Boeing Company* (avail. Mar. 4, 1999) (proposal to change corporate approvals from majority of shares outstanding to a majority of shares present at meeting would violate Delaware law). Accordingly, the Company requests the Staff confirm that it will not recommend enforcement if the Company excludes the Proposal pursuant to Rule 14a-8(i)(2) because the Proposal's adoption would cause the Company to violate New York state law.

C. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal

In addition, the Company respectfully submits that it may properly exclude the Proposal pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the proposal. The Proposal calls for the Board of Directors to amend the Company's Bylaws. However, pursuant to Article Tenth of the Company's Certificate of Incorporation, only the shareholders of the Company may amend the Bylaws by the affirmative vote of two-thirds of the outstanding shares of stock of the Company. Therefore, even if the Proposal were adopted, the Board of Directors of the Corporation would lack the power and authority to implement the Proposal. The Company therefore submits that it may properly exclude the Proposal under Rule 14a-8(i)(6).

The Staff has previously taken no-action positions concerning a company's exclusion of shareholder proposals pursuant to Rule 14a-8(i)(6). In *Burlington Resources Inc.* (avail. Feb. 7, 2003), the Staff granted no-action relief for exclusion of a proposal that would, similar to the Proposal considered here, require the board of directors to unilaterally amend its certificate of incorporation that, by its own terms, could be amended only by an affirmative vote of the majority of the company's outstanding voting stock. On other occasions, the Staff has repeatedly concurred in the exclusion of shareholder proposals when companies lacked the power or authority to implement the proposal. *See, e.g., Xerox Corporation* (avail. Feb. 23, 2004) (board of directors lacked power or authority to unilaterally implement proposal); *Alcide Corporation* (avail. Aug. 11, 2003) (board of directors lacked power to implement proposal that the directors meet certain criteria before being elected); *I-many, Inc.* (avail. April 4, 2003) (board of directors lacked power to enforce the election by shareholders of any particular persons as directors); *Staten Island Bancorp, Inc.* (avail. Mar. 21, 2000) (proposal regarding sale or merger excluded because beyond the power of the board of directors to implement).

Based on the foregoing, the Company intends to exclude the Proposal from its 2010 proxy materials and requests that the Staff concur with the Company's view that Rule 14a-8(i)(6) permits the Company to do so because the Company lacks the power or authority to implement the Proposal.

D. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the supporting statement is false and misleading in violation of Rule 14a-9

In addition, the Company respectfully submits that the Proposal may be excluded pursuant to Rules 14a-8(i)(3) and 14a-9. Rule 14a-8(i)(3) provides that a Company may exclude from its proxy materials a shareholder proposal if the shareholder proposal or supporting statement is contrary to any of the Commissions' proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy solicitation materials. As a result, the Company respectfully requests the Staff to confirm that the Company may exclude the Proposal.

The Proposal violates Rule 14a-9 because the first paragraph of its supporting statement is both materially false and misleading. The statement claims that "a 1%-minority can frustrate a 66%-shareholder majority." This is false. It appears that the supporting statement is referring to current voting requirements of the Company's Certificate of Incorporation and Bylaws that require two-thirds approval from all outstanding shares of voting stock to effectuate certain actions. The supporting statement is false because even under the current super-majority voting requirements, a one percent (1%) minority cannot frustrate a sixty-six percent (66%) shareholder majority as it claims. Rather, a *one-third* minority can frustrate a two-thirds majority. For this reason, the Company respectfully submits that the supporting statement is false.

The supporting statement is also misleading because the argument that "a 1%-minority can frustrate a 66%-shareholder majority," is an argument typically associated with a "Majority Voting" proposal, that is a proposal which would eliminate a plurality voting standard for the election of directors and replace it with a "majority of votes cast" standard. A shareholder who reads the supporting statement may easily be misled into believing they are voting on a Majority Voting proposal. For this reason and the reason stated above, the Company believes that the proposal and supporting statement are materially false and misleading in violation of Rule 14a-9, and therefore may be properly excluded under Rule 14a-8(i)(3).

The Staff has consistently recognized instances where proposals or supporting statements were false and misleading under Rule 14a-9 and has granted no-action accordingly. *See, e.g., Albertson's Inc.* (avail. Mar. 31, 2003); *Dow Jones & Company, Inc.* (avail. January 10, 2003); *Phoenix Gold International, Inc.* (avail. Dec. 15, 2003). The Company respectfully requests that the Staff concur in the view that the supporting statement is false and misleading and that the Company may exclude the Proposal on this basis.

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Joel Trotter of Latham & Watkins LLP at (202) 637-2165 to discuss any questions you may have regarding this matter.

Very truly yours,



Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary

Enclosures

cc: John Chevedden
Joel H. Trotter, Latham & Watkins LLP

Exhibit A

Proposal from John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Bruce Crawford
Chairman of the Board
Omnicom Group Inc.
437 Madison Ave
New York NY 10022

Rule 14a-8 Proposal

Dear Mr. Crawford,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden
Rule 14a-8 Proposal Proponent since 1996

November 21, 2009
Date

cc: Michael J. O'Brien <michael.obrien@OmnicomGroup.com >
Corporate Secretary
PH: 212 415-3600
FX: 212 415-3530

[OMC: Rule 14a-8 Proposal, November 21, 2009]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes each 67% supermajority provision in our charter and bylaws.

Currently a 1%-minority can frustrate a 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" for our directors and "Moderate Concern" for executive pay. There was no stock ownership requirement for our executives and 10X base salary was appropriate. For annual performance-based pay awards our company did not use certain routine quantifiable metrics and used subjective determinants.

Bonuses to named executive officers were entirely at the discretion of the executive pay committee. Our company used a mix of restricted stock and stock options, which were granted at the discretion of the executive pay committee. This was illustrated by the $41 million in total realized pay received by our CEO John Wren in two years and was bolstered by almost $30 million in value realized on his exercising options.

Our directors Susan Denison, John Murphy, Leonard Coleman, John Wren, Bruce Crawford, John Purcell and Gary Roubos had 12 to 23-years long-tenure – independence concern. Such long-tenured directors were assigned to 7 of 16 seats on our most important board committees. Plus the executive pay and nomination committees were chaired by directors with 23-years tenure: John Purcell and Gary Roubos. Three directors were age 75 to 80 – succession-planning concern. Our board was the only significant directorship for six of our directors. This could indicate a lack of current transferable director experience for half of our board.

We also had no shareholder right to call a special meeting, act by written consent, cumulative voting, an independent board chairman or a lead director. One yes-vote from our 310 million shares is enough to elect each of our directors. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

Notice of Procedural Defect sent by the Company to the Proponent dated November 25, 2009
and Subsequent Correspondence

Brian D. Miller
Direct Dial: (202) 637-2332
Brian.Miller@lw.com

LATHAM & WATKINS LLP

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

November 25, 2009

BY FEDEX AND ELECTRONIC MAIL

Mr. John Chevedden,

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. Chevedden,

On November 21, 2009, Omnicom Group Inc. ("Omnicom") received your email submitting a shareholder proposal (the "Proposal") for consideration at the Omnicom 2010 Annual Meeting of Shareholders. The email indicates that you intended for the Proposal to meet the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), including the continuous ownership of the required share value from at least one year prior to the date on which you submitted the Proposal through the date of the shareholder meeting. However, you do not appear in the Company's records as a shareholder. As such, the Proposal does not meet the requirements of Rule 14a-8(b).

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to Omnicom by submitting either:

- a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted the Proposal, you continuously held at least $2,000 in market value or 1% of Omnicom's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submitted the Proposal; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins.

In addition, if you are able to prove your eligibility to submit a proposal, the Proposal may still be excluded from the Omnicom proxy statement because the supporting statement is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials, in violation of Rule 14a-8(i)(3). Under Rule 14a-8(i)(3), a company may

exclude a proposal where substantial portions of the supporting statement are irrelevant to the consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote.

The Proposal relates to the elimination of super-majority voting and, if adopted, would replace the current super-majority vote requirements of the Omnicom Certificate of Incorporation and By-Laws with simple majority vote requirements. However, your supporting statement makes an argument for the adoption of a "Majority Voting" proposal, which would require the election of directors by a majority of votes cast. The Proposal, even if adopted, would affect neither the election of Omnicom directors nor a majority of the other matters discussed in your supporting statement.

In order for the Proposal to be properly submitted, you must provide Omnicom with the proper written evidence that you meet the share ownership and holding requirements of Rule 14a-8(b). You must also revise the supporting statement accompanying the Proposal such that it addresses the subject matter of the Proposal. To comply with Rule 14a-8(f), you must postmark or transmit your response to this notice of procedural defect within 14 calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding shareholder proposals.

Sincerely,



Brian D. Miller
of Latham & Watkins LLP

cc. Michael J. O'Brien, Omnicom Group Inc.

Enclosure

materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written

---

with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

*Effective February 4, 2008, Rule 14a-8 was amended by revising paragraph (e)(1) as part of the smaller reporting company regulatory relief and simplification rules. See SEC Release Nos. 33-8876; 34-56994; 39-2451; December 19, 2007. For compliance dates, see SEC Release No. 33-8876 and the note in the Regulation S-B tab.

Effective January 10, 2008, Rule 14a-8 was amended by revising paragraph (i)(8) to permit the exclusion of certain shareholder proposals related to the election of directors. The SEC adopted the amendment to provide certainty regarding the meaning of this provision in response to the district court decision in *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006). The amended version of paragraph (i)(8) follows the unamended version. See SEC Release No. 34-56914; IC-28075; December 6, 2007.

statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

*(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal,

---

*Effective February 4, 2008, Rule 14a-8 was amended by revising paragraph (e)(1) as part of the smaller reporting company regulatory relief and simplification rules. See SEC Release Nos. 33-8876; 34-56994; 39-2451; December 19, 2007. For compliance dates, see SEC Release No. 33-8876 and the note in the Regulation S-B tab.

the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) *Relates to Election*: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission

*Effective January 10, 2008, paragraph (i)(8) of Rule 14a-8 was amended to permit the exclusion of certain shareholder proposals related to the election of directors. The SEC adopted the amendment to provide certainty regarding the meaning of this provision in response to the district court decision in *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006). See SEC Release No. 34-56914; IC-28075; December 6, 2007.

later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 04, 2009 12:26 PM
To: O'Brien, Michael
Subject: Rule 14a-8 Broker Letter-(OMC)

Mr. O'Brien,
Please see the attached broker letter. Please advise on Monday whether there are now any rule 14a-8 open items.
(Example in the supporting statement do not change the resolved statement.)
Sincerely,
John Chevedden

RAM TRUST SERVICES

December 4, 2009

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom it May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held in his account at Ram Trust Services. Please accept this letter as confirmation that John Chevedden has continuously held no less than 150 shares of the following security since November 20, 2008:

- Omnicom Group (OMC)

I hope this information is helpful and please feel free to contact me via telephone or email if you have any questions (direct line: (207) 553-2923 or email: mpage@ramtrust.com). I am available Monday through Friday, 8:00 a.m. to 5:00 p.m. EST.

Sincerely,



Meghan M. Page
Assistant Portfolio Manager

Post-it® Fax Note 7671	Date 12-4-09	# of pages ▶
To Michael O'Brien	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 212-415-3530	Fax #	

Miller, Brian (DC)

From: Miller, Brian (DC)
Sent: Monday, December 07, 2009 4:51 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: 'O'Brien, Michael'
Subject: Rule 14a-8 Broker Letter-(OMC)

Dear Mr. Chevedden:

I am responding to the email you sent to Mr. O'Brien on Friday, December 4. You had asked Mr. O'Brien to advise you today whether there were any outstanding 14a-8 items with regard to the shareholder proposal you submitted for the 2010 Omnicom Group Inc. Shareholder meeting.

I respectfully direct your attention to the highlighted portion of the attached letter of November 25, 2009, which notifies you that your proposal may still be excluded because it is contrary to Rule 14a-9 in violation of Rule 14a-8(i)(3). Please be advised that in order to comply with Rule 14a-8(f)(1) you must transmit your response to the November 25 letter within 14 calendar days from the date you received it.

We thank you for submitting the letter from Ram Trust Services, which we are in the process of reviewing for compliance with applicable requirements.

Best regards,

Brian Miller



OMC - 14a-8
:esponse to J Chev..

Brian David Miller

LATHAM & WATKINS LLP
555 Eleventh Street, NW
Suite 1000
Washington, DC 20004-1304
Direct Dial: +1.202.637.2332
Fax: +1.202.637.2201
Email: brian.miller@lw.com
http://www.lw.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 04, 2009 12:26 PM
To: O'Brien, Michael
Subject: Rule 14a-8 Broker Letter-(OMC)

Mr. O'Brien,
Please see the attached broker letter. Please advise on Monday whether there are now any rule 14a-8 open items.
(Example in the supporting statement do not change the resolved statement.)

Sincerely,
John Chevedden

Brian D. Miller
Direct Dial: (202) 637-2332
Brian.Miller@lw.com

LATHAM&WATKINS LLP

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

November 25, 2009

BY FEDEX AND ELECTRONIC MAIL

Mr. John Chevedden,

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. Chevedden,

On November 21, 2009, Omnicom Group Inc. ("Omnicom") received your email submitting a shareholder proposal (the "Proposal") for consideration at the Omnicom 2010 Annual Meeting of Shareholders. The email indicates that you intended for the Proposal to meet the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), including the continuous ownership of the required share value from at least one year prior to the date on which you submitted the Proposal through the date of the shareholder meeting. However, you do not appear in the Company's records as a shareholder. As such, the Proposal does not meet the requirements of Rule 14a-8(b).

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to Omnicom by submitting either:

- a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted the Proposal, you continuously held at least $2,000 in market value or 1% of Omnicom's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submitted the Proposal; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins.

In addition, if you are able to prove your eligibility to submit a proposal, the Proposal may still be excluded from the Omnicom proxy statement because the supporting statement is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials, in violation of Rule 14a-8(i)(3). Under Rule 14a-8(i)(3), a company may

exclude a proposal where substantial portions of the supporting statement are irrelevant to the consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote.

The Proposal relates to the elimination of super-majority voting and, if adopted, would replace the current super-majority vote requirements of the Omnicom Certificate of Incorporation and By-Laws with simple majority vote requirements. However, your supporting statement makes an argument for the adoption of a "Majority Voting" proposal, which would require the election of directors by a majority of votes cast. The Proposal, even if adopted, would affect neither the election of Omnicom directors nor a majority of the other matters discussed in your supporting statement.

In order for the Proposal to be properly submitted, you must provide Omnicom with the proper written evidence that you meet the share ownership and holding requirements of Rule 14a-8(b). You must also revise the supporting statement accompanying the Proposal such that it addresses the subject matter of the Proposal. To comply with Rule 14a-8(f), you must postmark or transmit your response to this notice of procedural defect within 14 calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding shareholder proposals.

Sincerely,



Brian D. Miller
of Latham & Watkins LLP

cc. Michael J. O'Brien, Omnicom Group Inc.

Enclosure

FISMA & OMB Memorandum M-07-16
From
To: O'Brien, Michael
Sent: Mon Dec 07 18:53:07 2009
Subject: Rule 14a-8 Broker Letter-(OMC)

Mr. O'Brien, Please clarify the November 25, 2005 outside letter on December 8, 2009 and phrase the argument that the company thinks is in the supporting statement.

Sincerely,

John Chevedden

Miller, Brian (DC)

From: Miller, Brian (DC)
Sent: Tuesday, December 08, 2009 4:57 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: O'Brien, Michael
Subject: RE: Rule 14a-8 Broker Letter-(OMC)
Attachments: OMC - 14a-8 Response to J Chevedden.pdf

Dear Mr. Chevedden:

I am responding to the email you sent to Mr. O'Brien on Monday, December 7.

Please see the highlighted text in the attached letter.

Please be advised that in order to comply with Rule 14a-8(f)(1) you must transmit your response to the November 25 letter within 14 calendar days from the date you received it.

Best regards,

Brian Miller

Brian David Miller

LATHAM & WATKINS LLP
555 Eleventh Street, NW
Suite 1000
Washington, DC 20004-1304
Direct Dial: +1.202.637.2332
Fax: +1.202.637.2201
Email: brian.miller@lw.com
http://www.lw.com

From: ***FISMA & OMB Memorandum M-07-16***
To: O'Brien, Michael
Sent: Mon Dec 07 18:53:07 2009
Subject: Rule 14a-8 Broker Letter-(OMC)

Mr. O'Brien, Please clarify the November 25, 2005 outside letter on December 8, 2009 and phrase the argument that the company thinks is in the supporting statement.
Sincerely,
John Chevedden

Brian D. Miller
Direct Dial: (202) 637-2332
Brian.Miller@lw.com

LATHAM & WATKINS LLP

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

November 25, 2009

BY FEDEX AND ELECTRONIC MAIL

Mr. John Chevedden,

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. Chevedden,

On November 21, 2009, Omnicom Group Inc. ("Omnicom") received your email submitting a shareholder proposal (the "Proposal") for consideration at the Omnicom 2010 Annual Meeting of Shareholders. The email indicates that you intended for the Proposal to meet the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), including the continuous ownership of the required share value from at least one year prior to the date on which you submitted the Proposal through the date of the shareholder meeting. However, you do not appear in the Company's records as a shareholder. As such, the Proposal does not meet the requirements of Rule 14a-8(b).

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to Omnicom by submitting either:

- a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted the Proposal, you continuously held at least $2,000 in market value or 1% of Omnicom's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submitted the Proposal; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins.

In addition, if you are able to prove your eligibility to submit a proposal, the Proposal may still be excluded from the Omnicom proxy statement because the supporting statement is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials, in violation of Rule 14a-8(i)(3). Under Rule 14a-8(i)(3), a company may

exclude a proposal where substantial portions of the supporting statement are irrelevant to the consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote.

The Proposal relates to the elimination of super-majority voting and, if adopted, would replace the current super-majority vote requirements of the Omnicom Certificate of Incorporation and By-Laws with simple majority vote requirements. However, your supporting statement makes an argument for the adoption of a "Majority Voting" proposal, which would require the election of directors by a majority of votes cast. The Proposal, even if adopted, would affect neither the election of Omnicom directors nor a majority of the other matters discussed in your supporting statement.

In order for the Proposal to be properly submitted, you must provide Omnicom with the proper written evidence that you meet the share ownership and holding requirements of Rule 14a-8(b). You must also revise the supporting statement accompanying the Proposal such that it addresses the subject matter of the Proposal. To comply with Rule 14a-8(f), you must postmark or transmit your response to this notice of procedural defect within 14 calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding shareholder proposals.

Sincerely,



Brian D. Miller
of Latham & Watkins LLP

cc. Michael J. O'Brien, Omnicom Group Inc.

Enclosure

FISMA & OMB Memorandum M-07-16
From:
To: O'Brien, Michael
Sent: Wed Dec 09 23:50:42 2009
Subject: Rule 14a-8 Proposal (OMC)

Mr. O'Brien, In response, this is to confirm that the topic of the proposal is covered by the first two paragraphs of the proposal. Numerous other items mentioned throughout the supporting statement are not the topic of the proposal.

Sincerely,

John Chevedden

Exhibit C

Letter from Ram Trust Services Purporting to Verify Proponent's Ownership of Company Shares

RAM TRUST SERVICES

December 4, 2009

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom it May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held in his account at Ram Trust Services. Please accept this letter as confirmation that John Chevedden has continuously held no less than 150 shares of the following security since November 20, 2008:

- Omnicom Group (OMC)

I hope this information is helpful and please feel free to contact me via telephone or email if you have any questions (direct line: (207) 553-2923 or email: mpage@ramtrust.com). I am available Monday through Friday, 8:00 a.m. to 5:00 p.m. EST.

Sincerely,



Meghan M. Page
Assistant Portfolio Manager

Post-it® Fax Note 7671	Date 12-4-09	# of pages ▶
To Michael O'Brien	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 212-415-3530	Fax #	

Exhibit D

Letter from Wells Fargo Shareowner Services



Wells Fargo Shareowner Services
161 N. Concord Exchange
South St. Paul, MN 55075
Phone: 412/474-3493
Fax: 651/450-4078

January 13, 2010

Michael J. O'Brien
Sr. Vice President
General Counsel and Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

Dear Michael:

Wells Fargo Bank, N.A., in its capacity as Omnicom Group Inc.'s transfer agent, has conducted a search of Omnicom's records and determined that, as of November 21, 2009, neither John Chevedden nor Ram Trust Services appeared in Omnicom's records as a registered holder of any shares of Omnicom common stock.

Please do not hesitate to contact me with any questions. My direct number is 412-474-3493.

Sincerely,

Tracie L. Balach
Assistant Vice President